COLUMBIA FUNDS TRUST VIII
                             COLUMBIA FUNDS TRUST IX
                             COLUMBIA FUNDS TRUST XI

                          RULE 12b-1 DISTRIBUTION PLAN

            Each Massachusetts Business Trust ("Trust") designated in Appendix I as revised from time to time, acting severally, adopts as of August 3, 1999, as amended and restated on June 19, 2001, July 1, 2002, November 4, 2002, November 1, 2003 and May 11, 2004, the following distribution plan (the "Plan") pursuant to Rule 12b-1 (the "Rule") under the Investment Company Act of 1940 (the "Act") on behalf of each Fund in that Trust for the purpose of providing personal service and/or the maintenance of shareholder accounts and to facilitate the distribution of shares of the Funds.

I. PLANS APPLYING TO CLASS A, B, C AND G SHARES

            Each Fund having Class A, B or C shares (other than Columbia Income Fund, Columbia High Yield Municipal Fund and Columbia Managed Municipals Fund) shall pay a service fee at the annual rate of 0.25% of the net assets of its Class A, B and C shares, and a distribution fee at the annual rate of 0.10% of the average daily net assets of its Class A shares and 0.75% of the average daily net assets of its Class B and C shares.

            Columbia Income Fund Class A shares shall pay only a service fee at the annual rate of 0.25% of the average daily net assets of its Class A shares.

            Columbia High Yield Municipal Fund Class A, B and C shares shall pay a service fee at the annual rate of 0.20% of the average daily net assets of its Class A, B and C shares and a distribution fee at the annual rate of 0.75% of the average daily net assets of its Class B and C shares.

            Columbia Managed Municipals Fund Class A, B and C shares shall pay a service fee at the annual rate of 0.10% of the average daily net assets attributable to shares of the Columbia Ohio Tax-Exempt Fund issued prior to December 1, 1994, and 0.25% on net assets attributable to all other shares, as well as a distribution fee at the annual rate of 0.75% of the average daily net assets of its Class B and C shares.

            Each Fund having Class G shares may pay distribution and service fees up to a maximum of 1.15% of the Fund's average daily net assets attributable to Class G shares comprised of up to 0.65% for distribution services, up to 0.25% for shareholder liaison services and up to 0.25% for administrative support services.

II. PAYMENTS OF FEES UNDER THE PLAN

            Each Fund shall make all payments of service and distribution fees under this plan to Columbia Funds Distributor, Inc. (CFDI) monthly, on the 20th day of each month or, if such day is not a business day, on the next business day thereafter. No Fund shall pay, nor shall CFDI be entitled to receive, any amount under this Plan if such payment would result in CFDI receiving amounts in excess of those permitted by applicable law or by rules of the National Association of Securities Dealers, Inc.

III.        Use of Fees

            CFDI may pay part or all of the service and distribution fees it receives from a Fund as commissions to financial service firms that sell Fund shares or as reimbursements to financial service firms or other entities that provide shareholder services to record or beneficial owners of shares (including third-party administrators of qualified plans). This provision does not obligate CFDI to make any such payments nor limit the use that CFDI may make of the fees it receives.

IV.         Reporting

            CFDI shall provide to the Trust's trustees, and the trustees shall review, at least quarterly, reports setting forth all Plan expenditures, and the purposes for those expenditures. Amounts payable under this paragraph are subject to any limitations on such amounts prescribed by applicable laws or rules.

V.          Other Payments Authorized

            Payments by the Trust or CFDI and its affiliates other than as set forth in Section I which may be indirect financing of distribution costs are authorized by this Plan.

VI.         Continuation; Amendment; Termination

            This Plan shall continue in effect with respect to a Class of shares only so long as specifically approved for that Class at least annually as provided in the Rule. The Plan may not be amended to increase materially the service fee or distribution fee with respect to a Class of shares without such shareholder approval as is required by the Rule and any applicable orders of the Securities and Exchange Commission, and all material amendments of the Plan must be approved in the manner described in the Rule. The Plan may be terminated with respect to any Class of shares at any time as provided in the Rule without payment of any penalty. The continuance of the Plan shall be effective only if the selection and nomination of the Trust's trustees who are not interested persons (as defined under the Act) of the Trust is effected by such non-interested trustees as required by the Rule.

            Approved by the trustees as of the date set forth above:

            By:
                       /s/Vincent P. Pietropaolo
            Name: Vincent P. Pietropaol
            Title: Asst. Secretary